UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

System1, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

87200P109
(CUSIP Number)

Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Cannae Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,453,256 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,453,256 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,453,256 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) See Item 5.

CUSIP No. 87200P109	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Cannae Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,453,256 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,453,256 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,453,256 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. (“CHI”) and Cannae Holdings, LLC (“CHL”) (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on February 7, 2022 (as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of System1, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

Information as of the date of this Amendment No. 1 is set forth on Schedule A hereto with respect to the Schedule A Persons and is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On April 19, 2022 and April 20, 2022, CHL sold an aggregate of 728,544 shares of Class A common stock in open market transactions. For more information, see Schedule B hereto, which is incorporated herein by reference. CHL is currently considering selling additional shares of Class A common stock in public or private transactions, subject to market conditions and other factors deemed relevant by the Reporting Persons to the investment in the Issuer.

The information set forth or incorporated by reference in Item 5 of this Amendment No. 1 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

Information as of April 21, 2022 with respect to the Schedule A Persons is set forth on Schedule A hereto and is incorporated herein by reference.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 1, as of the date of this Amendment No. 1, are incorporated herein by reference.

The calculation in this Amendment No. 1 of the percentage of Class A common stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 85,146,614 shares of Class A common stock outstanding as of April 13, 2022, as reported by the Issuer in its Form S-1/A registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 13, 2022, plus 3,103,290 shares of Class A common stock issued upon the exercise of warrants previously held by Trebia Trasimene, LP and BGPT Trebia LP (see Schedule A hereto for more information on the warrant exercises).

(a)-(b) As of the date of this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 26,453,256 shares of Class A common stock directly held by CHL, which represents approximately 30.0% of the outstanding Class A common stock.

None of the Reporting Persons beneficially own any of the 22,077,319 shares of Class C common stock, par value $0.0001 per share, of the Issuer (the “Class C common stock”) outstanding as of February 7, 2022 (such outstanding shares based on information provided to the Reporting Persons by the Issuer). Holders of Class A common stock and Class C common stock are entitled to cast one vote per share of Class A common stock or Class C common stock on each matter submitted to the Issuer stockholders. Accordingly, as of April 21, 2022, the shares of Class A common stock beneficially owned by the Reporting Persons had a total voting power of 24.0%.

By virtue of the Shareholders Agreement, CHL, Trasimene, BGPT, Michael Blend, Chuck Ursini, Nick Baker, and Just Develop It Limited, may constitute a group (the “Group”) within the meaning of Section 13(d) of the Exchange Act. The members of the Group are each filing separate Schedules 13Ds to report the shares of Class A common stock that they may be deemed to beneficially own. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A common stock that such Reporting Person may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) Except as set forth on Schedule A and Schedule B of this Amendment No. 1, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any Schedule A Persons, has engaged in any transaction in any shares of Class A common stock in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022	CANNAE HOLDINGS, INC.

	By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC

	By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1) (2)
William P. Foley II, Director and Chairman of the Board*	Managing Member and Senior Managing Director of Trasimene Capital Management, LLC	(3)	6,601,898 (4) (5) (6)	7.5%

David Aung, Director	Investment Officer at the City of San Jose Office of Retirement Services	1737 N. 1st St., Suite 600 San José, CA 95112

Hugh R. Harris, Director	Director of Cannae Holdings, Inc.	(3)

C. Malcolm Holland, Director	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Drive Suite 400 Dallas TX 75225

Mark D. Linehan, Director	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	50,000 (7)	Less than 0.1%

Frank R. Martire, Jr., Director*	Executive Chairman of NCR Corporation	220 Fifth Avenue, 17th Floor, New York, NY 10001	4,450,879 (8) (9) (10)	5.0%

Richard N. Massey, Director and Chief Executive Officer	Chief Executive Officer of Cannae Holdings, Inc.	(3)

Erika Meinhardt, Director	Executive Vice President of Fidelity National Financial, Inc.	601 Riverside Avenue Jacksonville FL 32204

Barry B. Moullet, Director	Principal of BBM Executive Insights, LLC	4017 South Atlantic Avenue Suite 705 Smyrna Beach FL 32169

James B. Stallings, Jr., Director	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Road Jacksonville FL 32256	25,000	Less than 0.1%

Frank P. Willey, Director	Partner at Hennelly & Grossfeld, LLP	4630 Admiralty Way #805, Marina Del Ray CA 90292

David W. Ducommun, President	President of Cannae Holdings, Inc.	(3)

Bryan D. Coy, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(3)

Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(3)

* Additional information regarding the beneficial ownership and certain other details of Mr. Foley and Mr. Martire, Jr. are included on separate Schedule 13Ds filed by each of them.

(1) Based on (i) 85,146,614 shares of Class A common stock outstanding as of April 1, 2022 (such outstanding shares based on information provided to the Reporting Persons by the Issuer) plus (ii) 3,103,290 shares of Class A common stock issued upon the exercise of Warrants (as defined below) previously held by Trebia Trasimene, LP (“Trasimene”) and BGPT Trebia LP (“BGPT”), plus (iii) the number of shares of Class A common stock issuable to such Schedule A Person upon the exercise of Warrants owned by such Schedule A Person, if any.

(2) Certain of the Schedule A Persons hold warrants (the “Warrants”), each exercisable to purchase one share of Class A common stock for $11.50 per share. The terms of the Warrants are set forth in the Warrant Agreement, dated June 19, 2020, between Trebia and Continental Stock Transfer & Trust Company, filed with the SEC on June 22, 2020 as Exhibit 4.1 to Trebia’s Current Report on Form 8-K.

(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

(4) Reflects 6,601,898 shares of Class A common stock directly held by Trasimene. Mr. Foley is the managing member of Trasimene Trebia, LLC, the general partner of Trasimene, and therefore may be deemed to beneficially own the 6,601,898 shares of Class A common stock and ultimately exercises voting and dispositive power over, such shares held by Trasimene.

(5) Under the Issuer’s Certificate of Incorporation, Class D common stock, par value $0.0001 per share, of the Issuer (“Class D common stock”) (i) was automatically convertible into Class A common stock on a one-for-one basis if the volume-weighted average price of Class A common stock equaled or exceeded $12.50 per share for any 20 trading days within a period of 30 consecutive trading days or there was a “change in control” where the valuation of Class A common stock equaled or exceeded $12.50 per share (the “Class D Conversion Event”) and (ii) was to be automatically forfeited to the Issuer for no consideration if a Class D Conversion Event did not occur prior to January 27, 2027. The Class D Conversion Event occurred on March 17, 2022, upon which 833,750 shares of Class D common stock directly held by Trasimene automatically converted into 833,750 shares of Class A common stock.

(6) On April 18, 2022, Trasimene exercised in full Warrants to purchase 4,734,167 shares of Class A common stock. Trasimene exercised these Warrants through a cashless exercise in accordance with the terms of the Warrants at a purchase price of $11.50 per share and received a total of 2,030,943 shares of Class A common stock.

(7) Includes 25,000 shares of Class A common stock and 25,000 shares of Class A common stock issuable upon the exercise of 25,000 Warrants.

(8) Reflects 4,450,879 shares of Class A common stock directly held by BGPT. Mr. Martire Jr. and Mr. Frank Martire, III are the managing members of Bridgeport Partners GP LLC, the general partner of BGPT, and therefore may be deemed to beneficially own the 4,450,879 shares of Class A common stock and ultimately exercises voting and dispositive power over, such shares held by BGPT.

(9) Following the occurrence of the Class D Conversion Event on March 17, 2022, 616,250 shares of Class D common stock directly held by BGPT automatically converted into 616,250 shares of Class A common stock.

(10) On April 18, 2022, BGPT exercised in full Warrants to purchase 2,499,167 shares of Class A common stock. BGPT exercised these Warrants through a cashless exercise in accordance with the terms of the Warrants at a purchase price of $11.50 per share and received a total of 1,072,347 shares of Class A common stock.

Cannae Holdings, LLC

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(3)	(3)

David W. Ducommun	Managing Director, Corporate Finance, Cannae Holdings, LLC	(2)

William P. Foley, II	Senior Managing Director, Cannae Holdings, LLC	(3)	(3)	(3)

Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(3)	(3)	(3)

Spencer R. Jaffe	Vice President, Corporate Finance, Cannae Holdings, LLC	(2)

Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(2)	(1)	(1)

(1) Cannae Holdings, Inc., a Delaware corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of the Schedule 13D.

(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

(3) See table for “Cannae Holdings, Inc.” in this Schedule A.

SCHEDULE B

Transactions in shares of Class A common stock during the past 60 days, all of which were open market sales by Cannae Holdings, LLC, are as follows:

Date	Number of shares of Class A common stock sold	Weighted average price per share of Class A common stock	Price range per share of Class A common stock
			Low	High
April 19, 2022	228,525	$14.5647	$14.22	$15.195
April 19, 2022	334,739	$13.6031	$13.50	$14.2050
April 20, 2022	165,280	$14.0322	$14.00	$14.14

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, the number of shares sold at each separate price within the price ranges set forth on the table above.